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                                November 16, 2001

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Jeffrey P. Riedler, Assistant Director

     RE: BIONUMERIK PHARMACEUTICALS, INC.
         REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON
         FORM S-1 (FILE NO. 333-56504)

Dear Mr. Riedler:

     BioNumerik Pharmaceuticals, Inc. (the "Company") hereby requests to withdraw its Registration Statement on Form S-1 (File No. 333-56504) (the "Registration Statement") filed with the Commission on March 2, 2001, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act").

     The Company has elected not to proceed with the offering due to general market conditions. The Company has not offered or sold any of its securities by means of the preliminary prospectus contained in the Registration Statement. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

     Please do not hesitate to contact Thomas C. Klein or William L. Richter of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 493-9300 with any questions you may have regarding the Registration Statement.

                                       Very truly yours,

                                       BIONUMERIK PHARMACEUTICALS, INC.

                                       By: /s/Frederick H. Hausheer
                                           ------------------------------------
                                           Frederick H. Hausheer, M.D.
                                           Chairman and Chief Executive Officer

cc: Thomas S. Choe, The Nasdaq Stock Market, Inc.
    Patrick O'Brien, Ropes & Gray